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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 13, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on October 13, 2014, entitled "Statoil sells 15.5% share in Shah Deniz to PETRONAS for USD 2.2 billion".

Statoil sells 15.5% share in Shah Deniz to PETRONAS for USD 2.2 billion

Statoil (OSE: STL, NYSE: STO) has sold its 15.5% participating interest in the Shah Deniz production sharing agreement, 15.5% share in the South Caucasus Pipeline Company (SCPC), 15.5% share in the SCPC holding company, and 12.4% share in the Azerbaijan Gas Supply Company (AGSC) to the Malaysian oil and gas company PETRONAS. The transaction value is USD 2.25 billion.

"Statoil has created significant value by participating in the development of this asset over the years and we are pleased to announce this deal with PETRONAS. The divestment optimises our portfolio and strengthens our financial flexibility to prioritise industrial development and high-value growth," says Lars Christian Bacher, executive vice president for Development and Production International in Statoil.

In recent years Statoil has strengthened its resource base and industrial opportunity set. To prioritise high potential future developments, Statoil has realised substantial value from transactions on the Norwegian continental shelf and internationally. This portfolio optimisation continues to increase financial strength and flexibility to deliver on our strategy for high-value growth.

Statoil's 2014 second quarter production from the Shah Deniz field was 38,000 barrels of oil equivalent per day.

Following the divestment, Bacher says, "We remain committed to our business in Azerbaijan, which continues to play an important role in Statoil's international portfolio."

The effective date is 1 January 2014. The transaction is expected to be closed early 2015, subject to approval from the relevant authorities.

Shah Deniz

The Shah Deniz field was discovered in 1999. It is located on the deep water shelf of the Caspian Sea, 70 kilometres south-east of Baku, in water depths ranging from 50 to 500 metres. Shah Deniz Stage 1 began operations in 2006. The Shah Deniz partners are currently producing approximately 26 million cubic meters of gas and 53,000 barrels of condensate per day, approximately equivalent to 225,000 barrels of oil equivalent per day.

The Shah Deniz field is operated by BP (28.8%) and the other partners are TPAO (19%), SOCAR (16.7%), Lukoil (10%), Nico (10%).

Statoil ASA is an international energy company with operations in 36 countries. Building on 40 years of experience from oil and gas production on the Norwegian continental shelf, we are committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. We are headquartered in Norway with approximately 22,000 employees worldwide, and are listed on the Oslo and New York stock exchanges.

Petroliam Nasional Berhad (PETRONAS) is Malaysia's fully integrated oil and gas multinational ranked among the largest corporations on FORTUNE Global 500®. Operating in the Upstream and Downstream sectors, it has presence in more than 65 countries since it was first incorporated in 1974. PETRONAS is among the top five oil and gas companies in terms of production and the most profitable company in Asia. It is steadily driving for new solutions and pushing boundaries to develop and add value to oil and gas resources in a manner that carefully balances commercial, environmental and social considerations.

For more information:

Investor relations
Morten Sven Johannessen, investor relations
Tel: +1 203 570 2524

Lars Valdresbråten, investor relations
Tel: +47 40281789

Media
Knut Rostad, media relations
Tel: +47 90548990

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 13, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer